BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

October 25, 2019

Mark Cowan

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:                             Pacific Life Insurance Company

Initial Registration Statement on Form N-6

Pacific KeyExec VUL Flexible Premium Life Insurance Policy - File Nos. 333-233112 and 811-05563

Dear Mr. Cowan:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life Insurance Company (811-05563), set forth below are responses to Staff comments dated October 4, 2019, received in connection with the above referenced Initial Registration Statement on Form N-6, filed August 8, 2019.

General Comments

1. Staff Comment: Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: We hereby confirm that any missing information and any additional exhibits will be included and filed via a pre-effective amendment to the registration statement.

2. Staff Comment: Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: Duly noted.

Your Guide to this Prospectus

3. Staff Comment: Please consider including the section entitled “Enhanced Cash Value Benefit” in the table of contents.

Response: We added the Enhanced Cash Value Benefit to the table of contents.

Mr. Cowen

October 25, 2019

Benefits and Risks of Your Policy

4. Staff Comment: Under Benefits of your Policy, please include a subsection describing the Flex Coverage Rider, which allows an Owner to add additional life insurance coverage on the policy. The disclosure should note that the Flex Coverage Rider is available at an additional cost and must be added at Policy issue.

Response: We added the following disclosure to the Benefits of your Policy subsection:

“Flex Coverage Rider

The Flex Coverage Rider provides additional life insurance coverage by allowing the Owner to add term insurance on the Insured under the Policy as long as the Policy is In Force and this Rider has not been terminated. This Rider is available for an additional cost and must be added at Policy Issue. See POLICY BENEFITS — Optional Riders — Flex Coverage Rider for additional information.”

5. Staff Comment: Under Enhanced Cash Value Benefit, please note that there is no charge for this benefit.

Response: We added disclosure that there is no separate charge for this benefit in this section.

Fee Tables

6. Staff Comment: Please confirm supplementally that the fees for all incidental benefits associated with the Policy are disclosed in the fee table.

Response: We hereby confirm that all fees are disclosed in the fee table.

Total Annual Fund Operating Expenses

7. Staff Comment: The staff notes that the minimum and maximum portfolio operating expenses are the same in both examples provided (i.e., before waivers and after waivers). Please revise as appropriate.

Response: We hereby confirm that the portfolio fee percentage disclosure is correct for both before and after waivers.

Terms Used in this Prospectus

8. Staff Comment: The definition of “Policy Date” states that it is the date used to determine the Monthly Payment Date, Policy months, Policy Years, and Policy monthly, quarterly, semi-annual and annual anniversaries, but does not provide a specific definition of the term (e.g., the date the Policy is issued).  Please revise.

Response: We revised the definition as follows [new disclosure is underlined for your reference]:

“Policy Date — the date upon which life insurance coverage under the Policy becomes effective. The Policy Date is used to determine the Monthly Payment Date, Policy months, Policy Years, and Policy monthly, quarterly, semi-annual and annual anniversaries.”

Mr. Cowen

October 25, 2019

Owners, the Insured, and Beneficiaries

9. Staff Comment: The disclosure states that if the Policy has been “absolutely assigned,” the assignee becomes the Owner. The disclosure also states a “collateral assignee” is not the Owner. Please clarify the difference between an “absolute” and “collateral” assignee, as well as the conditions that must be satisfied to be an “absolute” assignee.

Response: We modified the disclosure as follows:

“Owners

The Owner is the person or entity named on the application who makes decisions about the policy and its benefits while the policy is In Force.  The Owner may make certain decisions or take certain actions that impact his/her ownership rights.   In addition to changing the owner of the policy, the Owner may agree to assign the policy to a third party usually in the form of an absolute assignment or a collateral assignment.  Pacific Life is not a party to any assignments and assumes no responsibility for the validity or enforceability of such assignments.

When you absolutely assign a life insurance policy to a third party, you remain the Owner of the policy but grant the assignee rights and benefits over the policy that are typically afforded to the Owner. Absolute assignments are typically used in a 1035 exchange.

When you assign your life insurance policy as collateral for a loan or other debt obligation to a collateral assignee, you remain the Owner of the policy but are giving a lender the right to exercise certain rights over the Policy, such as the right to collect all or a portion of the death benefit proceeds and the right to withdraw or surrender the Policy for any cash value to satisfy the debt. See GENERAL INFORMATION ABOUT YOUR POLICY - Assigning Your Policy as Collateral.”

Changing the Total Face Amount

10. Staff Comment: Under Requesting an Increase in Rider Face Amount, please revise the reference to Optional Riders — “Flexible Coverage Rider” to instead refer to Optional Riders — “Flex Coverage Rider.”

Response: Thank you for bringing this to our attention.  The Rider name has been modified to Flex Coverage Rider in that cross reference.

11. Staff Comment: Under Other Increases in Total Face Amount, the first sentence states that the Policy’s Total Face Amount may increase when “you request a change in Death Benefit Option.” Please add, if true, “. . . from Option A to Option B.” The next sentence states: “In this case, we will first increase the Rider Face Amount under the Flex Coverage Rider, if elected, then we will increase the Basic Face Amount.” Please explain how this apportioning will be implemented. Is there a formula the Company will use? Also, this sentence appears to be inconsistent with the disclosure in the last two paragraphs under Changing Your Death Benefit Option, which states: “If the change is an increase in the Total Face Amount, we will increase the Rider Face Amount under the Flex Coverage Rider.” Please revise as appropriate. In addition, if the Flex Coverage Rider is not elected, please clarify how Total Face Amount is increased if there is a change to the Death Benefit Option.

Response: With a Death Benefit Option change, an increase in Total Face Amount would occur when there is a change from Option B to Option A. There is no apportioning between Rider Face Amount under

Mr. Cowen

October 25, 2019

the Flex Coverage Rider and Basic Face Amount, it depends on whether or not the Flex Coverage Rider was elected. We modified the paragraph as follows:

“The Policy’s Total Face Amount may increase when you request a change in the Death Benefit Option from Option B to Option A. In this case, if the Flex Coverage Rider was elected, we will increase the Rider Face Amount under the Flex Coverage Rider to accommodate the Death Benefit Option change. If the Flex Coverage Rider was not elected, then we would increase the Basic Face Amount to accommodate the Death Benefit Option change. See the Changing Your Death Benefit Option section below for additional information.”

12. Staff Comment: Under Processing of Decreases, the disclosure states: “Decreasing the Total Face Amount, whether as a result of your request or as a result of a withdrawal or change in Death Benefit Option, will reduce the Rider Face Amount under any Flex Coverage Rider first and then the Basic Face Amount under the Policy. Again, is there a formula the Company will use for apportioning the decrease in Total Face amount between the Rider Face Amount and Basic Face Amount?

Response: A reduction will start with any additional life insurance coverage provided by the Flex Coverage Rider until exhausted, then the Basic Face Amount provided under the Policy. There is no formula that apportions between Rider Face Amount and Basic Face Amount. To provide some clarity, we modified the disclosure as follows:

“Decreasing the Total Face Amount, whether as a result of your request or as a result of a withdrawal or change in Death Benefit Option, will first reduce the Rider Face Amount under the Flex Coverage Rider, if elected, until the Rider Face Amount is zero (0), then reduce the Basic Face Amount under the Policy if a further reduction in Total Face Amount is required. If the Flex Coverage Rider was not elected and/or there is no Rider Face Amount when processing a decrease in Total Face Amount, the entire reduction will be from the Basic Face Amount.”

Death Benefit Options

13. Staff Comment: The Policy offers two Death Benefit Options: Option A (the Total Face Amount of the Policy) and Option B (the Total Face Amount of the Policy plus its Accumulated Value). The disclosure states: “The Death Benefit Option you choose will generally depend on which is more important to you: a larger Death Benefit or building the Accumulated Value of your Policy.” Is this statement accurate? Or does the choice between Option A and Option B depend on whether an Owner wants the potential to grow the death benefit beyond the Total Face Amount (and is willing to pay the additional cost of insurance)? In addition, if the choice is dependent upon which Death Benefit Qualification test is selected, please add disclosure as to the impact of the two tests.

Response: To avoid any confusion, we removed the sentence “The Death Benefit Option you choose will generally depend on which is more important to you…”. The language was intended to describe the calculation of the death benefit under the appropriate option and to the graphs that appear on the next page and the examples that followed.  Further, the choice of death benefit options, the two Death Benefit Qualification tests and the change in insurance costs associated with the net amount at risk.

We modified the first paragraph as follows:

“The Policy offers two Death Benefit Options, Options A and B. Under Option B, your Death Benefit is

Mr. Cowen

October 25, 2019

the Total Face Amount of your Policy plus the Accumulated Value under the Policy and under Option A, only the Total Face Amount under the Policy is used to determine the Death Benefit. Work with your life insurance producer to select a Death Benefit Option. Also, see the Example of Death Benefit Calculations section below for numerical examples of the Death Benefit Options.”

Enhanced Cash Value Benefit

14. Staff Comment: The disclosure notes that the “Enhanced Cash Value Benefit” is referred to as the “Enhanced Cash Value Rider” in the document attached to the Policy. For consistency, please refer to the “document” as the “Rider,” as referenced in the following paragraphs.

Response: We changed the reference to Rider from document.

15. Staff Comment: Please consider including an example demonstrating the operation of the “Enhanced Surrender Amount.”

Response: We added an example that demonstrates how the calculation of the Enhanced Surrender Amount is determined.  We altered the design of how the enhancement is calculated.  On a current basis, the enhancement, will be calculated using a weighted average of Basic Face Amount life insurance coverage to the Total Face Amount and life insurance coverage provided by the Flex Coverage Rider to the Total Face Amount. The example provided will reflect how the Enhanced Surrender Amount is determined.

16. Staff Comment: Please explain supplementally to the staff why the Enhanced Cash Value Benefit would cease if, at the time of Surrender, the Owner of the Policy or assignee is an individual or an individual trust.

Response: This product and the Enhanced Cash Value Benefit is designed and priced for business owned non-qualified deferred compensation benefit plans and is not designed and priced for individual ownership. Generally, individual owners will have a higher surrender rate which may subject us to more anti-selection risk. Based on the above, there will be no Enhanced Cash Value Benefit provided at surrender if the policy is individually owned, as disclosed in the Enhanced Cash Value Benefit section of the Prospectus.

Flex Coverage Rider

17. Staff Comment: Please consider clarifying that the Flex Coverage Rider provides additional life insurance coverage.

Response: We modified the first paragraph of the Flex Coverage Rider section as follows [new disclosure is underlined for your reference]:

“Flex Coverage Rider

This Rider provides additional life insurance coverage by allowing the Owner to add term insurance on the Insured under the Policy as long as the Policy is In Force and this Rider has not been terminated. Any additional life insurance coverage added by this Rider is referred to as Rider Face Amount and contributes to the Total Face Amount of the Policy.”

Mr. Cowen

October 25, 2019

18. Staff Comment: According to the disclosure, an increase in Rider Face Amount must be made in writing at least 30 days prior to the next Policy Anniversary, will require evidence of insurability, and is “subject to our approval.”  Please specify the criteria upon which the Company will base its approval.

Response: There are many factors that are considered when approving an increase in insurance coverage. Such factors involve underwriting, the age of the insured at the time of the request, the amount of additional life insurance coverage requested, retention limits, and the Insured’s consent to the additional life insurance coverage, among other things. To provide more clarification, we modified the sentence to include the following [new disclosure is underlined for your reference]:

“ An increase in Rider Face Amount, including an increase to a future scheduled increase, must be made in writing at least 30 days prior to the next Policy Anniversary, will require evidence of insurability, and is subject to our approval (such approval may consist of a review of the age of the Insured at the time of the request, the amount of additional life insurance coverage requested, the Insured’s consent to the additional life insurance coverage, and confirmation that the Insured is actively at work among other factors).

19. Staff Comment: According to the disclosure, decreasing the Rider Face Amount to zero will not terminate the rider. Please disclose any consequences, if any, of decreasing the Rider Face Amount to zero and the nature of the rider benefit in such a circumstance.

Response: We added the following disclosure to the Change in Coverage section of the Rider [underlined for your reference]:

“Decreasing the Rider Face Amount to zero will not terminate this Rider and you may request an increase in the Rider Face Amount in the future. If the Rider Face Amount is zero, there is no additional life insurance coverage provided by the Rider and therefore, no Cost of Insurance charge associated with the Rider.

Statement of Additional Information

20. Staff Comment: Please provide new Powers of Attorney that specifically reference each filing (e.g., by the Securities Act File Number or the Policy name).  See Rule 483(b).

Response: We will include updated powers of attorney in a pre-effective amendment.

Additional General Response

We also made additional disclosure modifications (not discussed above) to the prospectus that will be reflected in a pre-effective amendment to this Registration Statement. The additional changes are as follows:

•                  Reduced the current premium load percentages reflected in the fee table,

•                  We will not charge any withdrawal charge, transfer fee, fees for illustration requests, or a charge for a Risk Class change (all updated in the fee table and any such charge references were removed from other areas of the prospectus), and

•                  Modified the current asset charge to a fixed rate that will not vary by policy year(s).

Mr. Cowen

October 25, 2019

I believe that the foregoing is responsive to Staff comments.  If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage